FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2011
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



M E D I A   R E L E A S E

GOLD FIELDS LIMITED ANNUAL REPORT FOR THE SIX MONTHS PERIOD ENDED 31 DECEMBER 2010

Johannesburg, 31 March 2011 - Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) today released its Annual Report for the six months period ended 31 December 2010 to shareholders and other interested parties.

The report incorporates all aspects of the Group's business, including reviews of the South African, West African, Australasian, South American operations, the Group's exploration and development projects, as well as detailed financial, operational and sustainable development information.

The audited results contain no modification from the preliminary results published on 18 February 2011.

KPMG have audited the results and their unqualified audit report is open for inspection at the Companies offices.

The Annual Report, including a section on the latest Mineral Reserves and Resources position, is available in electronic format on the Gold Fields website at www.goldfields.co.za.

Notice of Annual General Meeting
Notice is given of the annual general meeting of the Company to be held at 150 Helen Road, Sandown, Sandton on 17 May 2011 at 09:00. The AGM will transact the business as stated in the notice of that meeting, a copy of which can be found in the annual report on the Company's website at www.goldfields.co.za.

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Notes to editors

About Gold Fields
Gold Fields is the world's fourth largest gold producer with attributable production of 3.6 million gold equivalent ounces per annum from nine operating mines in Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects at various stages of development. Gold Fields has total attributable gold equivalent Mineral Reserves of 77 million ounces and Mineral Resources of 225 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock Exchange (NYSE), the NASDAQ Dubai Limited, the Euronext in Brussels (NYX) and the Swiss Exchange (SWX).

Sponsor: J.P. Morgan Equities Limited

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562-9700
Fax   +27 11 562-9838
www.goldfields.co.za

Enquiries

Investor Enquiries

Willie Jacobsz
Tel   +508 839-1188
Mobile   +857 241-7127
email   Willie.Jacobsz@
         gfexpl.com

Nikki Catrakilis-Wagner
Tel   +27 11 562-9706
Mobile   +27 (0) 83 309-6720
email   Nikki.Catrakilis-Wagner@
         goldfields.co.za

Media Enquiries

Sven Lunsche
Tel   +27 11 562-9763
Mobile   +27 (0) 83 260-9279
email   Sven.Lunsche@
         goldfields.co.za

Directors: M A Ramphele (Chair), N J Holland[†]** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah[#], C A Carolus,
R Dañino*, A R Hill[#], R P Menell, M S Moloko, D N Murray, D M J Ncube, R L Pennant-Rea[†],
C I von Christierson, G M Wilson
[†]British, [#]Canadian, [#]Ghanaian, *Peruvian, ** Executive Director
Corporate Secretary: C Farrel

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 31 March 2011

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs